

**Lubica Hanacek** · You
Co-founder and CEO at Azolla
1yr · 🌐

Azolla is transforming carbon emissions into textile fibers that are: a) carbon negative; or b) carbon positive, what do you think?

If you would like to support our efforts to decarbonize the textile industry check us out on Wefunder.
https://lnkd.in/gd7nxGbi

#carbonnegative #carbonpositive #textiles #sustainablefashion #carbonutilization #carbonremoval

**Invest in Azolla, Inc.: 🌱 Turning emissions into carbon negative textiles.**
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